UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. 2 ) *

Indevus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

454072109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 454072109	13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Quogue Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER 3,290,425
REPORTING	6	SHARED VOTING POWER
PERSON WITH		0
	7	SOLE DISPOSITIVE POWER
3,290,425
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,290,425
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.3%
12		TYPE OF REPORTING PERSON*
OO

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CUSIP No. 454072109	13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wayne P. Rothbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER 0 (See Item 4)
REPORTING	6	SHARED VOTING POWER
PERSON WITH		0 (See Item 4)
	7	SOLE DISPOSITIVE POWER
0 (See Item 4)
	8	SHARED DISPOSITIVE POWER
0 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12		TYPE OF REPORTING PERSON*
IN

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CUSIP No. 454072109	13G

Item 1.	(a)	Name of Issuer:

Indevus Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

33 Hayden Avenue

Lexington, Massachusetts 02421-7966

Item 2.	(a)	Name of Person Filing:

Quogue Capital LLC

Wayne P. Rothbaum

	(b)	Address of Principal Business Office or, if None, Residence:

Quogue Capital LLC
1285 Avenue of the Americas
35th Floor
New York, New York 10019

Wayne P. Rothbaum
c/o Quogue Capital LLC
1285 Avenue of the Americas
35th Floor
New York, New York 10019

	(c)	Citizenship:

See Item 4 of cover pages

	(d)	Title of Class of Securities:

Common Stock, $.001 par value per share (the “Common Stock”)

	(e)	CUSIP Number:

454072109

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

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CUSIP No. 454072109	13G

(e)	☐	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

(f)	☐	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

(h)	☐	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J).

Item 4.              Ownership.

For Quogue Capital LLC and Mr. Rothbaum:

(a)	Amount Beneficially Owned as of December 31, 2007:

Quogue Capital LLC owned an aggregate of 3,290,425 shares of Common Stock, comprised of (i) 1,337,300 shares of outstanding Common Stock and (ii) 1,953,125 shares of Common Stock issuable upon conversion of $13,000,000 in principal amount of the issuer’s 6.25% Convertible Senior Notes due 2008. Wayne P. Rothbaum is the managing member of Quogue Capital LLC and so may be deemed to beneficially own such shares of Common Stock. Mr. Rothbaum disclaims such beneficial ownership.

(b)	Percent of Class as of December 31, 2007:

4.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 7 of cover pages.

(ii)	shared power to vote or to direct the vote:

See Item 6 of cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of cover pages.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum
	Name:	Wayne P. Rothbaum
	Title:	President

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum

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JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Indevus Pharmaceuticals, Inc. and that this Joint Filing Agreement be included as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

                IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 13, 2008.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum
Name:	Wayne P. Rothbaum
Title:	President

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum